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                               February 10, 2022

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 28,
2022
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Form S-1 Filed January 28, 2022

       Cover Page

   1.                                                   Please revise to
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to the use of variable interest entities and data security or anti-monopoly
concerns, have or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on a U.S. or other foreign exchange.
   2. State whether any dividends have been made to date to investors, and quantify the amounts where
applicable.
       Prospectus Summary, page 1

   3. Please revise your summary risk factors to acknowledge any risks that any actions by the
 Yanzhuan Zheng
Microvast Holdings, Inc.
February 10, 2022
Page 2
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your disclsoure that the Holding Foreign Companies Accountable Act and other developments may have a material adverse impact on your listing and trading in the U.S.
         Please revise your risk factor to disclose that your securities could be prohibited from trading. Please also update your disclsoure on page 28.
5. We note your disclsoure that you currently possess all governmental permits, permissions and approvals required to conduct your operations in the PRC. Please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Executive Compensation, page 109

7. Please update executive compensation disclosure as of the fiscal year ended December 31,
         2021.
        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                               Sincerely,
Comapany NameMicrovast Holdings, Inc.
February 10, 2022 Page 2                                       Division of
Corporation Finance
FirstName LastName                                             Office of
Manufacturing